

tufco technologies inc. annual report 2001

"Our deepest sympathies

are extended to the thousands

affected by the tragic events of

September 11, 2001."

contents

This past fiscal year, which ended September 30, 2001, was another one of significant events and milestones as we resolutely and opportunistically continued to implement our growth strategy. If you will recall, our growth strategy drives off four key actions:

- **Focus on contract manufacturing** of products/services for market leading customers who in turn sell those products to consumers/end users.

- **Develop long term contracts and "strategic partner" relationships** with our customers (vs. being a "job shop" of short term projects).

- **Emphasize and specialize in the value-added manufacture of non-commodity products** and deploy proprietary processes and services for converting niche (vs. mass scale and volume) market positioned products.

- **Internally, attract and retain high caliber, high potential professionals who enjoy change and are enthused with the building of Tufco.** Our Tufco associates will be people who thrive on empowerment, working in customer-focused teams and who enjoy the fast paced, flexible work environment of Tufco.

letter to the shareholders

Though our earnings per share were 31¢ in fiscal year 2001, closer examination of earnings by quarter shows a steady trend of growth – right up to September 11, 2001! We were -20¢ EPS the first quarter when our production was curtailed by our largest customer due to changes in their inventory stocking requirements. But we then followed with the second quarter at +17¢ EPS, the third quarter at +20¢ EPS and the fourth quarter (ending September 30, 2001) at +14¢ EPS. **Please note the 50¢ EPS earned the last three quarters was the second highest three quarter earnings in Tufco history.** We believe we would have exceeded the three quarters 50¢ EPS total had the tragedy of September 11th not damaged consumer confidence and further weakened the economy. Our fourth quarter earnings were moving at a high rate from July through August until we hit September 11th and our earnings for that month, as the result, came in less than we expected.

Reflecting on other financial measures of fiscal year 2001 success, **Tufco turned in its highest ever sales revenue numbers, exceeding $82 million in net sales for the first time and achieved without any acquisition-based revenue. And looking at our balance sheet, we believe, it is in its most healthy state since we became a public company in 1994 because our debt to equity ratio has dropped to 32.7%.** Looking prospectively at fiscal year 2002, we wish we could report that Tufco will be immune to the negative effects of

September 11th and the compounding effect that tragedy had on our already faltering economy...but we cannot. Many of our products are manufactured for market leading consumer products companies. The erosion of consumer confidence and consumer spending, which has been well documented in the media and recognized by all of us, has impacted our customers' sales...and backed up the pipeline to Tufco.

We believe our fiscal year 2002 will be marked, at least in our first two fiscal year quarters, by the effects of this recession on our customer-partners' sales growth, hence Tufco's as well. Despite the reality of a more difficult market environment, especially early in fiscal year 2002, we will continue our work to strengthen our growth business sectors and to assess and remedy Tufco business sectors which are not meeting our internal strategic growth hurdles. Our intent, then, for fiscal year 2002 will be to drive sales growth and run counter to a recessionary environment, as well as to simultaneously position our sales end operations to allow Tufco greater growth rates than our relevant competitors as we move into the more favorable market conditions we expect later in fiscal year 2002.

Thank you for your support this past fiscal year 2001 and we look forward to exciting prospects to report in our 2002 letter to all of you.

Sincerely,



Robert J. Simon
Chairman of the Board



Louis LeCalsey, III
President and
Chief Executive Officer

in thousands, except per share data	fiscal year 2001	fiscal year 2000	fiscal year 1999
statement of income data			
Net Sales	$82,127	$78,952	$76,331
Gross Profit	10,385	10,911	13,106
Operating Income	3,155	1,959	5,827
Income Before Income Taxes	2,472	1,020	4,781
Net Income	1,425	527	2,978
Earnings Per Share – Diluted	$ 0.31	$ 0.11	$ 0.67
Weighted Shares Outstanding – Diluted	4,642	4,622	4,475
cash flow from operations	$ 2,156	$ 6,916	$ 1,968
balance sheet data			
Working Capital	6,692	11,952	13,934
Total Assets	58,944	62,133	59,081
Total – Current and Long-term Debt	12,460	13,107	14,530
Stockholders' Equity	38,054	36,579	35,246

financial highlights

percent of sales


business imaging products
contract manufacturing an
specialty printing
paint sundry products
away-from-home products
2001
25%
50%
25%
2000
24%
43%
33%
1999
6%
27%
33%
34%

operations highlights

net sales (in millions of dollars)


2001
82.1
2000
79.0
76.3

recurring EBITDA (in millions of dollars)


2001
6.9
2000
6.8
7.9

diluted earnings per share before extraordinary item (in cents)


2001
31
2000
11
67




board of directors

Mr. Robert Simon
Chairman of the Board,
Senior Managing Director
Bradford Ventures, Ltd.

Mr. Louis LeCalsey, III
President and Chief Executive Officer
Tufco Technologies, Inc.

the board of directors and executive officers




Mr. Samuel J. Bero
Chief Executive Officer-Retired

Mr. C. Hamilton Davison, Jr.
President and Chief Executive Officer
Paramount Cards, Inc.




Mr. William J. Malooly
Chairman of the Board-retired
Bank One Wisconsin

Mr. Seymour S. Preston, III
Chairman and Chief Executive Officer
AAC Engineered Systems, Inc.

executive officers

Mr. Louis LeCalsey, III
President and Chief Executive Officer
Tufco Technologies, Inc.

Mr. Drew W. Cook
Chief Financial Officer,
Chief Accounting Officer,
Corporate Controller
Tufco Technologies, Inc.

common stock

The Company's common stock is listed on the NASDAQ National Market under the trading symbol "TFCO." The following table shows the trading range and closing price of the Company's stock for the quarters indicated.

	high	low	close
Fiscal 2000 (Quarter Ended)			
December 31, 1999	$10.500	$7.000	$10.375
March 31, 2000	$12.000	$8.375	$ 9.500
June 30, 2000	$11.000	$8.625	$10.000
September 30, 2000	$10.250	$8.750	$10.125
Fiscal 2001 (Quarter Ended)			
December 31, 2000	$10.125	$6.000	$ 7.000
March 31, 2001	$ 8.750	$5.250	$ 7.625
June 30, 2001	$ 9.600	$6.000	$ 9.000
September 30, 2001	$ 9.000	$6.150	$ 7.500

corporate information

Transfer Agent
StockTrans, Inc.
44 West Lancaster Avenue
Ardmore, Pennsylvania 19003

Independent Auditors
Deloitte & Touche LLP
2200 Ross Avenue
Suite 1600
Dallas, Texas 75201

Corporate Support Services
4800 Simonton Road
Dallas, Texas 75244

Corporate Office
Green Bay Operations
3161 South Ridge Road
Green Bay, Wisconsin 54304

Dallas Operations
4750 Simonton Road
Dallas, Texas 75244

Manning Operations
RR 5 Box 471
Manning, South Carolina 29102

Newton Operations
1205 Burris Road
Newton, North Carolina 28658

St. Louis Sales Office
Paint Sundries
3333 Washington Ave.
St. Louis, Missouri 63103

Form 10-K
A copy of the form 10-K is available without charge upon request to Drew Cook at the Corporate Support Services address above

Common Stock Information
The Company's common stock (symbol TFCO) is listed on the NASDAQ National Market System

contents

selected consolidated financial data

(in thousands, except per share data)

Years Ended September 30,	2001	2000	1999	1998[1]	1997
statement of operations data:					
Net sales	$82,127	$78,952	$76,331	$76,973	$65,750
Cost of sales	71,742	68,041	63,225	65,903	53,835
Gross profit	10,385	10,911	13,106	11,070	11,915
Selling, general, and administrative expenses	6,770	7,107	7,710	8,128	6,721
Amortization of goodwill	597	607	617	558	381
Facility closing costs	–	831	–	–	–
Employee severance costs	10	660	–	142	–
Property write-downs	–	74	–	250	–
(Gain) loss on asset sales	(147)	(327)	(1,048)	37	(101)
Operating income	3,155	1,959	5,827	1,955	4,914
Interest expense	(960)	(974)	(1,086)	(1,177)	(889)
Interest and other income	277	35	40	66	266
Income before income taxes and extraordinary item	2,472	1,020	4,781	844	4,291
Income tax expense	1,047	493	1,803	452	1,638
Income before extraordinary item	1,425	527	2,978	392	2,653
Extraordinary item-loss from early repayment of debt, net of income tax benefit of $32	–	–	–	62	–
Net income	$ 1,425	$ 527	$ 2,978	$ 330	$ 2,653
Earnings per share:					
Income before extraordinary item					
Basic	$ .31	$ .12	$ .67	$ .09	$ .61
Diluted	$ .31	$ .11	$ .67	$ .09	$ .60
Net income					
Basic	$ .31	$ .12	$ .67	$ .07	$ .61
Diluted	$ .31	$ .11	$ .67	$ .07	$ .60
Weighted average common shares outstanding:					
Basic	4,614	4,499	4,419	4,420	4,384
Diluted	4,642	4,622	4,475	4,518	4,448
other data:					
Depreciation and amortization[2]	$ 3,624	$ 3,535	$ 3,090	$ 2,605	$ 2,363
Capital expenditures	$ 2,071	$ 7,073	$ 3,130	$ 2,629	$ 3,234
balance sheet data (at September 30):					
Working capital	$ 6,692	$11,952	$13,934	$12,630	$10,225
Total assets	58,944	62,133	59,081	58,767	49,045
Total current and long-term debt	12,460	13,107	14,530	17,697	10,498
Stockholders' equity	38,054	36,579	35,246	32,250	31,368

footnotes

1. Includes Foremost Manufacturing Company since its acquisition in November 1997.
2. Includes depreciation and amortization of goodwill and other assets.

management's discussion and analysis of financial condition and results of operations

forward looking statements

Management's discussion of the Company's 2001 fiscal year in comparison to fiscal 2000, contains forward-looking statements regarding current expectations, risks and uncertainties for 2002 and beyond. The actual results could differ materially from those discussed here. Including those factors discussed in this report, other factors that could cause or contribute to such differences include, among other items, the general economic and business conditions affecting the contract manufacturing, specialty printing services, imaging paper products and paint sundry products industries, significant changes in the cost of base paper stock, competition in the Company's product areas, or an inability of management to successfully reduce operating expenses in relation to net sales without damaging the long-term direction of the Company. Therefore, the selected financial data for the periods presented may not be indicative of the Company's future financial condition or results of operations.

general

Tufco performs contract manufacturing and specialty printing services, manufactures and distributes business imaging paper products and paint sundry products. The Company's strategy is to provide services, manufacture and distribute products in niche markets relying on close customer contact and high levels of quality and service. The Company works closely with its contract manufacturing clients to develop products or perform services which meet or exceed the customers' quality standards, and to then use the Company's operating efficiencies and technical expertise to supplement or replace its customers' own production and distribution functions.

The Company's technical proficiencies include folding, packaging, coating, slitting and rewinding, sheeting, multi-color printing and laminating.

results of operations

The following discussion relates to the financial statements of the Company for the fiscal year ended September 30, 2001 ("current year" or "fiscal 2001"), in comparison to the fiscal year ended September 30, 2000 ("prior year" or "fiscal 2000"), as well as the fiscal year ended September 30, 1999 ("fiscal 1999").

management's discussion and analysis of financial condition and results of operations cont.

The following table sets forth, for the fiscal years ended September 30 (i) the percentage relationship of certain items from the Company's statements of income to net sales and (ii) the year-to-year changes in these items:

	Percentage of Net Sales			Year-to-Year Change	
	2001	2000	1999	2000 to 2001	1999 to 2000
Net sales	100.0%	100.0%	100.0%	4%	3%
Cost of sales	87.4	86.2	82.8	5	8
Gross margin	12.6	13.8	17.2	-5	-17
Selling and administrative expenses	8.3	9.0	10.1	-5	-8
Amortization of goodwill	0.7	0.8	0.8	-2	-2
Facility closing costs	–	1.0	–	–	–
Employee severance costs	–	0.8	–	–	–
Property write-downs	–	0.1	–	–	–
Gain on asset sales	(0.2)	(0.4)	(1.3)	-55	-69
Operating income	3.8	2.5	7.6	61	-66
Interest expense	-1.2	-1.2	-1.4	-1	-10
Interest and other income	0.4	0.0	0.1	691	-11
Income before income taxes	3.0	1.3	6.3	142	-79
Income tax expense	1.3	0.6	2.4	112	-73
Net Income	1.7%	0.7%	3.9%	171%	-82%

The components of net sales and gross profit are summarized in the table below:

	2001		2000		1999	
(dollars in millions)	Amount	% of Total	Amount	% of Total	Amount	% of Total
net sales						
Contract manufacturing and printing	$40.7	50%	$34.2	43%	$26.0	34%
Business imaging paper products	20.8	25	25.9	33	24.9	33
Paint sundry products	20.6	25	18.8	24	21.0	27
Away-from-home products	0.0	–	0.0	–	4.4	6
Net sales	$82.1	100%	$78.9	100%	$76.3	100%
	Amount	Margin %	Amount	Margin %	Amount	Margin %
gross profit						
Contract manufacturing and printing	$ 6.6	16%	$ 7.1	21%	$ 6.4	25%
Business imaging paper products	1.6	8	2.9	11	3.5	14
Paint sundry products	2.2	11	.9	5	2.8	13
Away-from-home products	0.0	–	0.0	–	0.4	9
Gross profit	$10.4	13%	$10.9	14%	$13.1	17%

fiscal year ended September 30, 2001 compared to September 30, 2000

Net sales for fiscal 2001 increased $3.2 million or 4% primarily due to increased sales in the Company's Contract Manufacturing sector, which increased $6.5 million or 19% over the prior year. The increase in Contract Manufacturing sales were the result of three new service agreements with a Fortune 500 consumer products company, under which the Company manufactured and packaged a baby care product and two cleaning products. Unlike other agreements the Company has with its Contract Manufacturing customers, the agreement for the baby care product requires the Company to purchase the primary raw materials used in the manufacturing process and pass through this raw material cost, plus a small handling charge, to the customer in addition to the revenue from typical manufacturing services. This arrangement results in higher sales but lower effective margins. Manufacturing of the cleaning products began late in third quarter of fiscal 2000 and reached a peak in the second and third quarter of fiscal 2001. Sales of the baby care product began in the second quarter of the current year. Offsetting these increases, Contract Manufacturing sales to a large manufacturer of wide-format printers and copiers decreased during fiscal 2001 due to decisions by that customer's new management to reassess its inventory stocking program. The Company's Business Imaging sales decreased $5.1 million or 20% during the current year as strong competition from numerous suppliers continued to have a negative impact on sales volume in the sector, especially in the engineering, data processing and contract sheeting products. In addition, during fiscal 2001 the Company was unsuccessful in retaining existing business including sales of receipt rolls to a large retail video rental company and three large retail grocers, all of which were lost during annual competitive bid processes. Sales in the Company's Paint Sundry sector rose $1.8 million (9%) over the prior year, primarily due to increased sales to a large do-it-yourself home center. In addition, during fiscal 2001, the Paint Sundry sector was successful in launching two new product portfolios.

Gross profit declined $0.5 million (5%) and margins declined to 12.6% in fiscal 2001 from 13.8% in fiscal 2000. The largest factor contributing to the decline in margins was the pass through of raw material costs in the new Contract Manufacturing agreement to manufacture and package a baby care product discussed earlier. Gross profit for Contract Manufacturing declined $0.6 million or 8% from fiscal 2000 due to a decline in sales to a large manufacturer of wide-format printers and copiers mentioned earlier. Gross profit in the Paint Sundry sector increased $1.3 million or 158% increasing margins to 11% in the current year. This was primarily due to the aforementioned increase in sales to a large do-it-yourself home center and the consolidation of the Company's two Paint Sundry plants. In April of fiscal 2001, the Company completed its consolidation of its St Louis, Missouri operations into the expanded Manning, South Carolina plant. Management believes that this consolidation will provide almost $1 million in annual cost savings, most of which will help to increase gross profit. Business Imaging sector gross margins decreased $1.3 million (44%) during fiscal 2001. As discussed earlier, the Company's Business Imaging sales decreased during fiscal 2001 due to loss of customers from strong competition in the Company's engineering, contract sheeting and data processing product groups and the loss of business as a result of competitive bid processes for sales receipt business during fiscal 2001 and fiscal 2000.

Selling and administrative expenses for fiscal 2001 were down $0.3 million or 5%, compared to $7.1 million for 2000, primary due to reductions in cost for outside professional services. Additionally telephone expenses were down in fiscal 2001 from installation of communications hardware which reduced long distance telephone costs and internal network communication costs.

Facility closing expense was a one-time charge in fiscal 2000 associated with the closing of the Company's St. Louis distribution facility and the moving of the related inventory equipment and personnel to Manning.

Severance expense was $0.7 million in fiscal 2000, and relates to payments due to a former executive of the Company pursuant to an employment agreement with an acquired company.

Gains on asset sales were $0.1 million in fiscal 2001, compared to $0.3 million for 2000, resulting from the sale of certain under-utilized equipment in the Green Bay facility.

Interest and other income increased $0.2 million due to the settlement of a lawsuit under which the Company had been required to indemnify a related party. The actual settlement

management's discussion and analysis of financial condition and results of operations cont.

was less than the liability previously accrued by the Company resulting in this gain.

Income taxes were 42% of pre-tax earnings in fiscal 2001, compared to 48% for fiscal 2000. The decreased rate was the result of the impact that certain non-deductible expenses, such as goodwill amortization, on the relatively low level of pre-tax income in fiscal 2000.

Basic and diluted earnings per share were $0.31 for fiscal 2001 compared to $0.12 and $0.11, respectively, in fiscal 2000. Adjusted for the after tax effects of the plant costing costs and executive severance, basic and diluted earnings per share would have been $0.32 in fiscal 2000.

fiscal year ended September 30, 2000 compared to September 30, 1999

Net sales for fiscal 2000 increased $2.6 million or 3% primarily due to increased sales of Contract Manufacturing and printing services, which increased $8.2 million or 32% over the fiscal 1999. The increased contract manufacturing sales were the result of two service agreements with a Fortune 500 consumer products company, under which the Company manufactured and packaged a household cleaning product and a facial wipe. Sales under these two agreements began in the first quarter of fiscal 1999, and ended abruptly in the second quarter of fiscal 2000. Based on customer forecasts, Company management had expected sales under the larger of these two agreements to continue through July of fiscal 2000, and the early termination had a negative impact on gross profit margins in the Contract Manufacturing sector. In addition to these two agreements, the Company also began converting paper products for a large manufacturer of wide-format printers and copiers. Volumes under this agreement are based on month-to-month purchase orders placed by the customer, and monthly sales can vary widely. Sales of the Company's Business Imaging paper products increased $1.0 million (4%) due to a combination of increased selling prices and a smaller increase in unit volume. Raw material costs increased an average of 19% for the sector, and the Company passed on a portion of those costs to its customers resulting in an increase in net sales. However, due to the frequency with which paper costs increased, and to agreements with customers under which the Company must provide advance notice of sales price increases, the Company was unable to pass through all cost increases on a timely basis resulting in diminished gross profit margins. Sales in the Company's Paint Sundry sector declined $2.2 million (10%) due primarily to lower sales to a major national paint retailer, as that customer chose to purchase its products from Asian suppliers beginning in October of 1999. Finally, no sales of Away-From-Home (AFH) products were recorded in fiscal 2000, compared to sales of $4.4 million in fiscal 1999. The Company discontinued marketing AFH products in June of fiscal 1999, and sold the assets previously used to support that sector. The manufacturing resources previously used to support production of AFH inventory were reallocated to support new Contract Manufacturing agreements which were in start-up phase at the end of fiscal 2000.

Gross profit declined $2.2 million (17%) and margins declined to 13.8% in fiscal 2000 from 17.2% in fiscal 1999. Several factors contributed to the decline. The most significant decline occurred in the Paint Sundry sector where gross profit was down $1.9 million and margins declined from 13% in fiscal 1999 to 5% in fiscal 2000. As discussed earlier, the loss of a major customer contributed heavily to the declining gross profit. In the fourth quarter of fiscal 2000, management announced its intent to close its St. Louis facility and consolidate all Paint Sundry operations into the Company's expanded Manning, South Carolina plant. Gross profit from the sale of Business Imaging paper products declined $0.6 million (17%) due to the aforementioned increases in raw material costs which were not entirely passed through to customers. Finally, gross profit from Contract Manufacturing services increased $0.7 million, though the gross profit margin declined from 25% in fiscal 1999 to 21% in fiscal 2000. As noted earlier, the Company's largest customer cancelled a major manufacturing agreement in the second quarter of fiscal 2000, approximately five months ahead of the scheduled termination date. The customer's internal production line was operational earlier than planned, negating their need for Tufco's services. While the Company had the right to impose financial penalties for the early termination, management elected to waive those penalties in recognition of three new manufacturing agreements which were under negotiation with this customer. The Company was eventually awarded all three of the new production agreements. The sudden decline in sales from the discontinued contract, combined with the high costs for training and start-up which the Company incurred for the three new agreements resulted in low gross profit margins in the third and fourth quarters of fiscal 2000.

Selling and administrative expenses for fiscal 2000 were down $0.6 million or 8%, compared to $7.7 million in 1999, principally due to costs eliminated from the discontinuance of the AFH sales and marketing sector.

Facility closing expense is a one-time charge associated with the closing of the Company's St. Louis distribution facility and the moving of the related inventory equipment and personnel to Manning.

Severance expense was $0.7 million in fiscal 2000, and relates to payments due to a former executive of the Company pursuant to an employment agreement with an acquired company.

Gains on asset sales were $0.3 million in fiscal 2000, compared to $1.0 million in 1999, resulting from the sale of certain under-utilized printing equipment in the Green Bay facility. In fiscal 1999, most of the $1.0 million gain was the result of the sale of assets formerly used to support the AFH business sector.

Interest expense decreased $0.1 million due to lower average borrowings during fiscal 2000.

Income taxes were 48% of pre-tax earnings in fiscal 2000, compared to 38% for fiscal 1999. The increased rate was the result of the impact that certain non-deductible expenses, such as goodwill amortization, on the relatively low level of pre-tax income.

Basic and diluted earnings per share were $0.12 and $0.11 respectively in fiscal 2000. Adjusted for the after tax effects of the plant costing costs and executive severance, basic and diluted earnings per share would have been $0.32.

selected quarterly financial data

The following table sets forth selected quarterly financial information. This information is derived from unaudited consolidated financial statements of the Company and includes, in the opinion of management, all normal and recurring adjustments that management considers necessary for a fair statement of results for such periods. The operating results for any quarter are not necessarily indicative of results for any future period.

fiscal 2001 (dollars in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$16,770	$21,858	$22,421	$21,078
Gross profit	528	3,359	3,436	3,062
Operating expenses	1,671	1,859	1,836	1,864
Operating income (loss)	(1,143)	1,500	1,600	1,198
Income (loss) before income taxes	(1,349)	1,246	1,515	1,060
Income tax expense (benefit)	(440)	477	585	425
Net income (loss)	(909)	769	930	635
Earnings (loss) per share:				
Basic	(.20)	.17	.20	.14
Diluted	(.20)	.17	.20	.14

fiscal 2000 (dollars in thousands, except per share amounts)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$20,701	$19,783	$19,392	$19,076
Gross profit	3,654	3,417	2,038	1,802
Operating expenses	1,822	2,082	1,545	3,503
Operating income (loss)	1,832	1,335	493	(1,701)
Income (loss) before income taxes	1,550	1,075	237	(1,842)
Income tax expense (benefit)	574	398	151	(630)
Net income (loss)	976	677	86	(1,212)
Earnings (loss) per share:				
Basic	.22	.15	.02	(.26)
Diluted	.21	.15	.02	(.26)

In the fourth quarter of fiscal 2001, sales declined slightly as compared to third quarter of fiscal 2001 especially in the Contract Manufacturing sector where the Company's largest customer implemented a new software, during which time the Company was not permitted to produce product for this customer. Fourth quarter fiscal 2001 sales increased $2.0 million or 10% from fourth quarter of fiscal 2000 mostly due to sales to a large do-it yourself home center in the Paint Sundry sector. Gross profit increased $1.3 million (70%) and margins rose to 15% from 9% in fourth quarter of fiscal 2001 compared to fiscal 2000. The increase in gross profit was

management's discussion and analysis of financial condition and results of operations cont.

mostly a result of increased sales in the Paint Sundry and Contract Manufacturing sectors mentioned earlier. As noted in the fiscal 2000 full-year sales and gross profit discussion, the Company's largest customer cancelled a major Contract Manufacturing agreement 5 months ahead of its scheduled termination. This cancellation, combined with high start-up costs incurred for three new production agreements, resulted in lower sales and gross profit in the third and fourth quarters of fiscal 2000 and first quarter of fiscal 2001. Additionally, the company accrued approximately $1.5 million in total costs for executive severance and the closing of the St. Louis distribution operation in the fourth quarter of fiscal 2000. These costs are reflected in the operating expenses in the fourth quarter of fiscal 2000.

liquidity and capital resources

Cash flow from operations decreased to $2.2 million in fiscal 2001 from $6.9 million in fiscal 2000. Cash generated from net income adjusted for non-cash expenses and gains was $4.7 million compared to $4.1 million in the prior year. In addition, accounts receivable were $1.6 million lower due to payments received from the Company's largest customer. Offsetting these gains, accounts payable decreased $3.6 million due to payments made on customer owned equipment associated with the new production agreements, which were in start-up phase, and to the timing of payment due dates relative to the last day of the fiscal 2000. The Company has an arrangement with its largest customer whereby the Company purchases and installs the customer's production equipment, and is later reimbursed by the customer, and the balance of these payments due was $1.1 and $1.8 on the last day of fiscal 2001 and 2000 respectively. Inventories increased $1.2 million in fiscal 2001 primarily due to the product launch of two new products in the Paint Sundry sector during the fiscal year.

Cash used in investing activities totaled $1.9 million in fiscal 2001 was related to cost to expand the Manning, South Carolina plant ($1.2 million) and purchase and install production or office equipment. Cash used in investing activities totaled $6.1 million in fiscal 2000 resulting from costs incurred to expand the Company's Green Bay production facility and to purchase and install production equipment. These expenditures were partially offset by proceeds from the sale of under-utilized production equipment.

Cash used in financing activities totaled $0.6 million and $0.6 million in fiscal 2001 and fiscal 2000 respectively, resulting from the repayment of long-term debt offset by cash received from the exercise of stock options.

The Company's primary need for capital resources is to finance inventories, accounts receivable, capital expenditures, and acquisitions. As of September 30, 2001, the Company had no commitments for capital expenditures. The company anticipates making capital expenditures in fiscal 2002 of approximately $1.5 million and expects such amounts to be funded by cash from operations, bank and other financing sources.

On August 28, 1998, the Company entered into a syndicated financing arrangement with First Union National Bank (First Union) and JP Morgan Chase Bank (formally Chase Bank of Texas, N.A.) with First Union acting as agent. Under the agreement, as amended in fiscal 2001, the Company had $3.7 million of term debt at September 30, 2001, repayable in equal quarterly payments maturing in May 2004, and up to $12.0 million under a revolving credit agreement through June 2002. In fiscal 1998, the Company paid approximately $0.1 million to its former lender to exit the prior credit agreement, principally in the form of prepayment penalties on the early repayment of term debt. Simultaneous with the refinancing, the Company entered into an interest rate swap arrangement with First Union which had the effect of creating a fixed rate of interest on the Company's term debt. As a result of this arrangement, the rate of interest on the term debt is fixed at 5.87%, plus a profit spread for the syndicated banks of between 100 and 150 basis points, depending on certain financial ratios achieved by the Company. Management believes that this hedge arrangement creates a desirable stability of future interest payments. At December 26, 2001, the Company had approximately $10.2 million in total borrowings outstanding under this agreement, with $5.0 million available under the revolving credit agreement. Management believes its operating cash flow is adequate to service its long-term obligations as of September 30, 2001, and any budgeted capital expenditures. The Company's revolving credit agreement matures in June of 2002. The Company has begun discussions with its principal lender to renew this agreement and extend its maturity. Accordingly, the portion of the revolving debt which matures June of 2002, is listed as current debt on the balance sheet.

The credit facility is secured by substantially all of the Company's assets and contains certain restrictive covenants, including minimum required net worth, minimum required cash flow, maximum allowable indebtedness and maximum allowable capital expenditures. At September 30, 2001 and 2000, the Company was in compliance with all of its debt covenants under the credit facility.

During the first quarter of fiscal 2000, the Company entered into a lease to own and operate a Windmoeller and Hoelscher eight color flexographic printing press. The lease is structured as an operating lease over ten years with payments totaling approximately $0.5 million annually. The Company will have the right to purchase the asset at varying points during the lease.

The Company intends to retain earnings to finance future operations and expansion and does not expect to pay any dividends within the foreseeable future. In addition, the Company's primary lender must approve the payment of any dividends pursuant to the credit facility.

The Company's allowance for uncollectible accounts receivable was $0.5 million at December 26, 2001. Management believes that this allowance is adequate to provide for losses inherent in its accounts receivable.

Sharp increases or decreases in the costs of key commodities, such as paper or polyethylene, periodically impact the Company's inventory values and net income. This was the case in fiscal 2000 as rising paper costs had a negative impact on the Company's profit. In fiscal years 2001 and 1999, the impact of inflation was minimal on the Company's inventory and net income. Management believes that the Company is generally successful in eventually passing these fluctuations in raw material prices to its customers through increases or decreases in the selling price of the Company's products, although the timing of selling price increases may lag behind cost increases. Prior to these periods, the impact of inflation has been minimal on the Company's inventory and net income.

recently issued accounting standards

SFAS 133, "Accounting for Derivative Instruments and Hedging Activities" became effective for the Company's year beginning October 1, 2000; this Statement establishes standards for the valuation, classification and accounting of derivative instruments. As discussed in note 6 to the financial statements, accounting for the interest rate swap as a cash flow hedge under SFAS 133 resulted in a charge of $76,075 which is reported in other comprehensive income in fiscal 2001.

SFAS 142, "Goodwill and Other Intangible Assets," which was issued by the FASB in June 2001, includes requirements to test goodwill and indefinite-lived intangible assets for impairment rather than amortize them. Although not required until October 1, 2002, SFAS No. 142 will be adopted early by the Company. Therefore, effective October 1, 2001, amortization of goodwill ($512,339, net of income tax effects, or $0.11 per diluted share in fiscal 2001) will cease and recorded goodwill will be tested for impairment under the requirements of SFAS No. 142. The Company plans to complete its initial assessment before the Company reports the results of its first quarter of fiscal 2002. Based on its preliminary evaluation, the Company estimates that, in the first quarter of fiscal 2002, a transitional goodwill impairment loss will be recognized in the range of $6 to $10 million ($5 to $7 million, net of income tax effects, or $1.08 to $1.51 per diluted share) related to the Business Imaging sector and potentially to a lesser extent to the Paint Sundries sector. These estimates may vary materially upon completion of the transitional goodwill impairment test. The transitional goodwill impairment loss, which will be presented as the cumulative effect of a change in accounting principle, is the result of a change in the evaluation criteria and methodology for goodwill to the approach stipulated in SFAS No. 142.

SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which was issued by the FASB in August 2001, is effective for fiscal years beginning after December 15, 2001. SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS 144 provides a single method of accounting for long-lived assets to be disposed of and retains requirements found in SFAS 121 with regard to the impairment of long-lived assets. The Company is in the process of evaluating the impact of the provisions of SFAS 144.

independent auditors' report

to the directors and stockholders of Tufco Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of Tufco Technologies, Inc. and subsidiaries (the "Company") as of September 30, 2001 and 2000, and the related consolidated statements of income and comprehensive income, stockholders' equity and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tufco Technologies, Inc. and subsidiaries at September 30, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

Deloitte & Touche LLP
Dallas, Texas
December 4, 2001

consolidated balance sheets

September 30, 2001 and 2000	2001	2000
assets		
CURRENT ASSETS:		
Cash and cash equivalents	$ 521,453	$ 930,388
Restricted cash	32,739	31,717
Accounts receivable – net	11,231,668	12,697,187
Inventories	9,063,426	7,912,482
Prepaid expenses and other current assets	806,388	740,383
Income taxes receivable		560,444
Deferred income taxes	633,729	796,174
Total current assets	22,289,403	23,668,775
PROPERTY, PLANT AND EQUIPMENT – Net	19,203,899	20,182,838
GOODWILL – Net	16,745,213	17,341,724
OTHER ASSETS – Net	705,951	939,811
TOTAL	$58,944,466	$62,133,148
liabilities and stockholders' equity		
CURRENT LIABILITIES:		
Current portion of long-term debt	$ 9,271,432	$ 1,771,432
Accounts payable	3,395,364	6,964,711
Accrued payroll, vacation and payroll taxes	1,347,706	1,544,867
Other current liabilities	1,166,225	1,435,450
Income taxes payable	416,328	
Total current liabilities	15,597,055	11,716,460
LONG-TERM DEBT – Less current portion	3,188,985	11,335,704
DEFERRED INCOME TAXES	2,104,882	2,502,223
COMMITMENTS AND CONTINGENCIES (Note 8)		
STOCKHOLDERS' EQUITY:		
Common stock, $.01 par value; 9,000,000 shares authorized; 4,706,341 and 4,675,019 shares issued, respectively	47,063	46,750
Additional paid-in capital	25,088,631	24,879,246
Retained earnings	13,808,727	12,383,489
Treasury stock, 78,497 common shares at cost	(534,045)	(534,045)
Stockholder notes receivable	(280,757)	(196,679)
Accumulated other comprehensive loss, net of tax	(76,075)	
Total stockholders' equity	38,053,544	36,578,761
TOTAL	$58,944,466	$62,133,148

See notes to consolidated financial statements.

consolidated statements of income and comprehensive income

Years Ended September 30, 2001, 2000 and 1999	2001	2000	1999
NET SALES	$82,126,744	$78,952,268	$76,330,563
COST OF SALES	71,741,853	68,041,438	63,224,285
GROSS PROFIT	10,384,891	10,910,830	13,106,278
OPERATING EXPENSES:			
Selling, general and administrative	6,770,424	7,106,869	7,710,124
Amortization of goodwill	596,511	607,206	617,069
Facility closing costs		831,305	
Employee severance costs	10,218	659,950	
Property write-downs		74,000	
Gain on asset sales	(147,359)	(327,331)	(1,047,591)
Total	7,229,794	8,951,999	7,279,602
OPERATING INCOME	3,155,097	1,958,831	5,826,676
OTHER INCOME (EXPENSE):			
Interest expense	(960,529)	(973,583)	(1,085,511)
Interest and other income	277,345	34,894	39,370
Total	(683,184)	(938,689)	(1,046,141)
INCOME BEFORE INCOME TAXES	2,471,913	1,020,142	4,780,535
INCOME TAX EXPENSE	1,046,675	493,425	1,802,216
NET INCOME	1,425,238	526,717	2,978,319
OTHER COMPREHENSIVE INCOME (LOSS) -			
Net of tax:			
Interest rate swap as hedge of future variable interest on debt:			
Cumulative effect of implementing SFAS No. 133	39,650		
Change in fair value	(115,725)		
Other comprehensive loss	(76,075)	–	–
TOTAL COMPREHENSIVE INCOME	$ 1,349,163	$ 526,717	$ 2,978,319
EARNINGS PER SHARE:			
Basic	$ .31	$ .12	$ .67
Diluted	$ .31	$ .11	$ .67
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING:			
Basic	4,613,731	4,499,391	4,418,859
Diluted	4,641,693	4,622,318	4,474,802

See notes to consolidated financial statements.

consolidated statements of cash flows

Years Ended September 30, 2001, 2000 and 1999	2001	2000	1999
OPERATING ACTIVITIES:			
Net income	$ 1,425,238	$ 526,717	$ 2,978,319
Noncash items in net income:			
Depreciation and amortization of property, plant and equipment	3,027,625	2,928,108	2,473,370
Amortization of goodwill	596,511	607,206	617,069
Deferred income taxes	(186,258)	(95,726)	512,800
Increase (decrease) in allowance for doubtful accounts	(165,240)	321,900	121,270
Gain on asset sales	(147,359)	(327,331)	(1,047,591)
Property write-downs		153,350	
Changes in operating working capital:			
Accounts receivable	1,630,759	(313,857)	(2,491,228)
Inventories	(1,150,944)	311,055	(864,788)
Prepaid expenses and other assets	184,436	477,231	(453,678)
Accounts payable	(3,569,347)	3,200,685	(795,315)
Accrued and other current liabilities	(466,386)	(137,468)	807,030
Income taxes payable/receivable	976,772	(735,445)	110,634
Net cash from operations	2,155,807	6,916,425	1,967,892
INVESTING ACTIVITIES:			
Additions to property, plant and equipment	(2,071,022)	(7,072,967)	(3,129,687)
Deposits applied to purchases of equipment			144,853
Advances to directors and former owners	(16,581)	(16,581)	(45,513)
Collection of advances to directors and former owners		140,750	
Proceeds from asset sales, net of transaction costs	169,695	898,352	4,040,363
Additional costs of Foremost acquisition			(142,000)
(Increase) decrease in restricted cash	(1,022)	(11,667)	278
Net cash from (used in) investing activities	(1,918,930)	(6,062,113)	868,294
FINANCING ACTIVITIES:			
Repayment of long-term debt	(771,432)	(1,422,435)	(3,167,035)
Proceeds from issuance of common stock	100,425	801,509	11,741
Repayment of stockholder notes receivable	25,195	5,000	5,000
Net cash used in financing activities	(645,812)	(615,926)	(3,150,294)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(408,935)	238,386	(314,108)
CASH AND CASH EQUIVALENTS:			
Beginning of year	930,388	692,002	1,006,110
End of year	$ 521,453	$ 930,388	$ 692,002
SUPPLEMENTAL INFORMATION (Note 12)			

See notes to consolidated financial statements.

consolidated statements of stockholders' equity

	Common Stock			
	Voting		Nonvoting	
Years Ended September 30, 2001, 2000 and 1999	Shares	Amount	Shares	Amount
BALANCES AT OCTOBER 1, 1998	3,786,223	$37,862	709,870	$ 7,099
Exercise of employee stock options	2,525	25		
Conversion of nonvoting to voting common stock	709,870	7,099	(709,870)	(7,099)
Repayment of stockholder notes receivable				
Net income				
BALANCES AT SEPTEMBER 30, 1999	4,498,618	44,986	–	–
Exercise of employee stock options	176,401	1,764		
Repayment of stockholder notes receivable				
Net income				
BALANCES AT SEPTEMBER 30, 2000	4,675,019	46,750	–	–
Exercise of employee stock options	31,322	313		
Repayment of stockholder notes receivable				
Unrealized loss on interest rate hedge contract, net of tax				
Net income				
BALANCES AT SEPTEMBER 30, 2001	4,706,341	$47,063	–	$ –

See notes to consolidated financial statements.

Additional Paid-In Capital	Retained Earnings	Treasury Stock	Stockholder Notes Receivable	Accumulated Other Comprehensive Loss	Total Stockholders' Equity
$23,961,301	$ 8,878,453	$(534,045)	$(100,195)	$ –	$32,250,475
11,716					11,741
					–
			5,000		5,000
	2,978,319				2,978,319
23,973,017	11,856,772	(534,045)	(95,195)	–	35,245,535
906,229			(106,484)		801,509
			5,000		5,000
	526,717				526,717
24,879,246	12,383,489	(534,045)	(196,679)	–	36,578,761
209,385			(109,273)		100,425
			25,195		25,195
				(76,075)	(76,075)
	1,425,238				1,425,238
$25,088,631	$13,808,727	$(534,045)	$(280,757)	$(76,075)	$38,053,544

notes to consolidated financial statements

Years Ended September 30, 2001, 2000 and 1999

1. significant accounting policies

Consolidated Financial Statements include the accounts of Tufco Technologies, Inc. and its wholly owned subsidiaries (the "Company"). Significant intercompany transactions and balances are eliminated in consolidation. The Company markets its own line of business imaging paper products, tissues, towels, and wipes for public-use facilities, and performs specialty printing, custom converting, and packaging. The Company also manufactures and distributes a wide variety of consumer disposables that are sold in the home improvement and paint retailing industries.

Financial Statement Preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses for the period. Differences from those estimates are recognized in the period they become known.

Cash Equivalents represent liquid investments with maturities at acquisition of three months or less.

Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out ("FIFO") method.

Property, Plant and Equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the following estimated useful lives: 20 to 40 years for buildings, 3 to 10 years for machinery and equipment, 3 to 5 years for computer equipment and software, 5 to 7 years for furniture and fixtures, or the lease term if shorter for leasehold improvements. Management periodically reviews asset carrying values for recoverability and, where appropriate, provides for write-downs to estimated fair value.

Goodwill represents the excess of cost over fair value of net assets acquired in business combinations in fiscal 1998 and prior years, is amortized on a straight-line basis over 25 to 40 years and is stated net of accumulated amortization of $3,873,464 and $3,276,953 at September 30, 2001 and 2000, respectively. Management has continued to review the carrying values of goodwill for recoverability using estimated future cash flows (see Subsequent Accounting Change Arising From Recent Accounting Pronouncement below).

Financial Instruments consist of cash, receivables, payables, debt and letters of credit. Their carrying values or disclosed values are estimated to approximate their fair values unless otherwise indicated due to their short maturities, variable interest rates or fixed rates approximating current rates available for similar instruments.

Derivatives consist of an interest rate swap as a hedge of variable interest on debt. This cash flow hedge is stated at estimated fair value at September 30, 2001, and changes in fair value are reported as a component of other comprehensive income.

Other Assets include loan origination fees, which are amortized on a straight-line basis (approximating the interest method) over the terms of the related long-term debt.

Deferred Income Taxes are provided under the asset and liability method for temporary differences in the recognition of certain revenues and expenses for tax and financial reporting purposes.

Revenues are recognized as sales when goods are shipped and title transfers to the customer.

Stock-Based Compensation arising from stock option grants is accounted for by the intrinsic value method under Accounting Principles Board ("APB") Opinion No. 25 and related interpretations. Statement of Financial Accounting Standards ("SFAS") No. 123 encourages (but does not require) the cost of stock options and other stock-based compensation arrangements with employees to be measured based on the fair value of the equity instrument awarded. As required by SFAS No. 123, the Company discloses in Note 10 the pro forma effect on net income and earnings per share.

Basic Earnings Per Share is based on the weighted average number of common voting and nonvoting shares outstanding. Diluted earnings per share includes common equivalent shares from dilutive stock options outstanding during the year, the effect of which was 27,962, 122,927, and 55,943 shares in fiscal 2001, 2000, and 1999, respectively.

Subsequent Accounting Change Arising From Recent Accounting Pronouncement – SFAS No. 142, "Goodwill and Other Intangible Assets," which was issued by the FASB in June 2001, includes requirements to test goodwill and indefinite-lived intangible assets for impairment rather than amortize them. Although not required until October 1, 2002, SFAS No. 142 will be adopted early by the Company.

Therefore, effective October 1, 2001, amortization of goodwill ($512,339, net of income tax effects, or $0.11 per diluted share in fiscal 2001) will cease and recorded goodwill will be tested for impairment under the requirements of SFAS No. 142. The Company plans to complete its initial assessment before the Company reports the results of its first quarter of fiscal 2002. Based on its preliminary evaluation, the Company estimates that, in the first quarter of fiscal 2002, a transitional goodwill impairment loss will be recognized in the range of $6 to $10 million ($5 to $7 million, net of income tax effects, or $1.08 to $1.51 per diluted share) related primarily to the Business Imaging sector and potentially to a lesser extent to the Paint Sundries sector. These estimates may vary materially upon completion of the transitional goodwill impairment test. The transitional goodwill impairment loss, which will be presented as the cumulative effect of a change in accounting principle, is the result of a change in the evaluation criteria and methodology for goodwill to the approach stipulated in SFAS No. 142.

Reclassifications of certain 1999 and 2000 amounts have been made to conform to the 2001 presentation.

2. accounts receivable

Accounts receivable are stated net of allowances for doubtful accounts of $496,290 and $661,530 at September 30, 2001 and 2000, respectively. Amounts due from two Fortune 500 customers represent 47% and 49% of total accounts receivable at September 30, 2001 and 2000, respectively. Accounts receivable include $1.1 million and $1.8 million for the cost of equipment to be reimbursed by one of these customers at September 30, 2001 and 2000, respectively.

3. inventories

Inventories at September 30 consist of the following:

	2001	2000
Raw materials	$6,102,979	$4,485,263
Finished goods	2,960,447	3,427,219
Total inventories	$9,063,426	$7,912,482

4. property, plant and equipment

Property, plant and equipment at September 30 consist of the following:

	2001	2000
Land and land improvements	$ 517,928	$ 517,928
Buildings	11,060,162	8,232,844
Leasehold improvements	1,414,650	1,555,615
Machinery and equipment	17,885,785	18,790,803
Computer equipment and software	5,467,495	4,607,865
Furniture and fixtures	890,208	885,334
Vehicles	78,280	78,280
	37,314,508	34,668,669
Less accumulated depreciation and amortization	18,642,274	16,833,108
Net depreciated value	18,672,234	17,835,561
Construction in progress	531,665	2,347,277
Property, plant and equipment – net	$19,203,899	$20,182,838

Gains on asset sales in fiscal 2001 and 2000 represent disposals occurring in the normal course of business. Gains on asset sales in fiscal 1999 include $699,000 realized from the sale of equipment and inventory related to the Away-From-Home ("AFH") product line (see Note 13) and $349,000 from the sale of other equipment, primarily in the Green Bay facility.

notes to consolidated financial statements cont.

5. other assets

Other assets at September 30 consist of the following:

	2001	2000
Loan origination and other fees	$446,182	$424,323
Less accumulated amortization	284,783	231,344
Subtotal	161,399	192,979
Note receivable bearing interest at 7% to 10%, due in variable monthly installments through 2005	42,388	55,601
Prepaid rent on leased equipment	189,821	362,440
Deposits on equipment to be acquired and other	114,175	127,391
Advances to certain directors and former owners	188,586	172,005
Maintenance contract	9,582	21,079
Cash value of life insurance		8,316
Other assets – net	$705,951	$939,811

6. long-term debt

Long-term debt at September 30 consists of the following:

	2001	2000
Note payable to bank, collateralized by substantially all assets of the Company, bearing a variable interest of 5% and 7.93% at September 30, 2001 and 2000, respectively, fixed at 7.37% and 7.12% under an interest rate swap arrangement discussed below, installments are due quarterly at $380,358, with final payment due on May 1, 2004	$ 3,710,417	$ 5,107,136
Notes payable to bank, under a revolving line-of-credit agreement (not to exceed maximum borrowings of $12 million, reduced by outstanding letters of credit – see Note 8), collateralized by substantially all assets of the Company, bearing interest at a combination of 150 and 100 basis points over LIBOR or .75% below the bank's reference rate (effective rate of 4.71% and 8.08% at September 30, 2001 and 2000, respectively), payable quarterly, due on June 1, 2002, discussed below	7,500,000	6,500,000
Variable rate (2.55% and 5.75% at September 30, 2001 and 2000, respectively) note payable underlying Industrial Development Revenue Bonds, collateralized by substantially all assets of the Company, due in annual installments of $250,000 beginning 2000 through 2006, interest payable monthly	1,250,000	1,500,000
Total	12,460,417	13,107,136
Less current portion	9,271,432	1,771,432
Long-term debt – less current portion	$ 3,188,985	$11,335,704

Long-term debt – less current portion matures as follows:

2003	$1,896,145
2004	792,840
2005	250,000
2006	250,000
Total	$3,188,985

In 1998, the Company entered into an interest rate swap agreement, as a hedge under which the interest rate on the term debt is fixed at 5.87%, plus a profit spread for the lender of between 100 and 150 basis points, depending on certain financial ratios achieved by the Company. The fair value of this cash flow hedge is estimated to be a net payable position (unrealized loss) of $124,713 at September 30, 2001, and a net receivable position (unrealized gain) of $61,000 at September 30, 2000. The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," effective October 1, 2000, and recognized the unrealized gain at that date of $39,650, net of income tax effects, as other comprehensive income. Also, the unrealized loss of $76,075, net of income tax effects, is accrued at September 30, 2001, and the decrease in fair value of $115,725, net of income tax effects, is reported as other comprehensive loss during fiscal 2001.

Loan agreements for all notes except those underlying the Industrial Development Revenue Bonds contain certain restrictive covenants, including requirements to maintain minimum fixed charge coverage, minimum tangible net worth, and restrictions on maximum allowable debt, capital purchases, stock purchases, mergers, and payment of dividends. The Company has a standby letter of credit for the outstanding balance associated with the Industrial Development Revenue Bonds.

Management has begun discussions with its principal lender and believes it will reach an agreement to renew the revolving line of credit and extend its maturity, which currently is June 1, 2002.

7. income taxes

The tax effects of significant items composing the Company's net deferred tax liability as of September 30 are as follows:

	2001	2000
Current deferred tax asset:		
Valuation allowances for accounts receivable and inventories, not currently deductible	$ 402,130	$ 569,298
Inventory costs capitalized for tax purposes	32,978	28,399
Vacation and severance accruals, not currently deductible	64,711	64,711
Other accruals, not currently deductible	133,910	133,766
Total current assets	633,729	796,174
Noncurrent deferred tax liability:		
Accelerated tax depreciation on property and equipment	(1,354,506)	(1,753,675)
Accelerated tax amortization of goodwill	(1,015,589)	(868,640)
Other	216,575	120,092
	(2,153,520)	(2,502,223)
Unrealized loss on interest rate swap arrangement, not currently deductible (the change in this component of deferred taxes is included in other comprehensive loss – see Note 6)	48,638	
Total noncurrent liability – net	(2,104,882)	(2,502,223)
Net deferred tax liability	$(1,471,153)	$(1,706,049)

notes to consolidated financial statements cont.

The resulting components of income tax expense (benefit) are as follows:

	2001	2000	1999
Current tax expense:			
Federal	$1,154,498	$561,766	$1,213,557
State	78,435	27,385	75,859
Total	1,232,933	589,151	1,289,416
Deferred tax expense (benefit):			
Federal	(174,336)	(89,599)	480,011
State	(11,922)	(6,127)	32,789
Total	(186,258)	(95,726)	512,800
Income tax expense	$1,046,675	$493,425	$1,802,216

Income tax expense varies from the amount determined by applying the applicable statutory income tax rates to pretax income as follows:

	2001	2000	1999
Federal income taxes computed at statutory rates	$ 840,450	$346,850	$1,625,382
State income taxes, net of federal tax benefit	43,899	14,030	71,708
Certain goodwill amortization and other nondeductibles	155,777	161,329	157,641
Other	6,549	(28,784)	(52,515)
Income tax expense	$1,046,675	$493,425	$1,802,216

8. commitments and contingencies

Leases – The Company leases facilities in Green Bay, Wisconsin, from a partnership composed of certain current and former stockholders. The lease expires in 2003, is classified as an operating lease and requires monthly rental payments of $9,255. The Company has the option of renewing the lease for a three-year period with rental amounts renegotiated. Rental expense for the lease totaled $111,060 annually for fiscal 2001, 2000, and 1999.

The Company entered into an agreement with a third party to construct and lease a 62,000-square-foot facility in Manning, South Carolina, which the Company occupied in October 1996. The five-year agreement is an operating lease with rental payments of $11,856 per month. The Company has three contiguous options to renew the lease for successive five-year terms beginning at the end of the fifth year. The Company also has the option of purchasing the building for $1,100,000. If the purchase and renewal options are not exercised, the Company may be required to pay the lessor a residual amount of up to $900,000, depending upon the extent, if any, that the facility's value has diminished during the lease term. A portion of the scheduled lease payments is placed in escrow and is included in restricted cash of $32,739 and $31,717 at September 30, 2001 and 2000, respectively. The Company has a standby letter of credit with its bank for the payment of the future lease obligations.

The Company also leases other facilities and equipment under operating leases. Office and warehouse leases expire in November 2001 and February 2003. The equipment leases expire on varying dates over the next five years.

Future minimum rental commitments under operating leases with initial or remaining terms in excess of one year at September 30, 2001, are as follows:

2002	$2,199,168
2003	890,436
2004	587,572
2005	553,555
2006	489,648
Thereafter	1,917,847
Total	$6,638,226

Rental expense for all operating leases totaled $1,944,590, $1,675,915, and $1,270,833 for fiscal 2001, 2000, and 1999, respectively.

Commercial Letters of Credit – The Company has outstanding commercial import letters of credit of $0 and $105,067 as of September 30, 2001 and 2000, respectively. These letters of credit collateralize the Company's obligations to third parties for the purchase of inventory. The Company has unused letters of credit of $750,000 and $644,933 available at September 30, 2001 and 2000, respectively.

Litigation – The Company is subject to lawsuits, investigation and potential claims arising out of the ordinary conduct of its business. Management believes the outcome of these matters will not materially affect the financial position, results of operations or cash flows of the Company.

9. profit sharing plans

The Company has a defined contribution profit sharing 401(k) plan covering substantially all employees. The Company makes annual contributions at the discretion of the board of directors. In addition, the Company matches certain amounts of employees' contributions. Profit sharing plan expense relating to the defined contribution profit sharing 401(k) plan totaled $175,585, $200,131, and $268,657 for fiscal 2001, 2000, and 1999, respectively.

10. stockholders' equity

Nonvoting Common Stock and Preferred Stock – Each record holder of nonvoting common stock was entitled at any time to convert any or all of such shares into the same number of shares of voting common stock. During fiscal 1999, the holders of all 709,870 shares of nonvoting common stock exercised their right to convert the shares to voting common stock. At September 30, 2001 and 2000, the Company has authorized and unissued 2,000,000 shares of $.01 par value nonvoting common stock and 1,000,000 shares of $.01 par value preferred stock.

Stock Compensation Arrangements – The Non-Qualified Stock Option Plan currently reserves 650,000 shares of common stock for grants to selected employees through April 30, 2002, and provides that the price and exercise period be determined by the board of directors. Options vest primarily over three years and expire five years from date of grant. During fiscal 2001, 2000, and 1999, options to purchase 0, 200,000, and 70,000 shares, respectively, of voting common stock were granted.

The Non-Employee Director Stock Option Plan for nonemployee members of the board of directors reserves 200,000 shares of common stock for grants through March 2004 and provides that the purchase price be fair value at the date of grant. Options are exercisable immediately and for a period of 10 years. During fiscal 2001, 2000, and 1999, options to purchase 15,000, 15,000, and 8,000 shares, respectively, of voting common stock were granted.

The following information summarizes the shares subject to options:

	Number of Shares			Weighted Average Exercise Price per Share		
	2001	2000	1999	2001	2000	1999
Options outstanding, beginning of year	476,805	445,306	412,441	$8.20	$6.63	$6.69
Granted	15,000	215,000	78,000	7.38	8.91	6.92
Exercised	(31,322)	(176,401)	(2,525)	6.78	5.15	4.65
Terminated	(17,083)	(7,100)	(42,610)	8.60	8.55	7.41
Options outstanding, end of year	443,400	476,805	445,306	8.23	8.20	6.63
Options exercisable, end of year	335,067	281,138	311,639	7.94	7.74	6.14
Reserved for future options at September 30, 2001	406,600					

notes to consolidated financial statements cont.

The following table summarizes additional information about stock options outstanding and exercisable at September 30, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
$4.50 - 7.00	140,500	1.8 years	$6.80	140,500	$6.80
7.00 - 10.00	302,900	3.3 years	8.90	194,567	8.77
4.50 - 10.00	443,400	2.8 years	8.23	335,067	7.94

The Company applies APB No. 25 and related Interpretations in accounting for its stock option plans. No compensation cost has been recognized for the Company's stock option plans because the quoted market price of the common stock at the date of grant was not in excess of the option exercise price. SFAS No. 123 prescribes a method to record compensation cost at the fair value of the options granted. Pro forma disclosures as if the Company had adopted the cost recognition requirements under SFAS No. 123 in fiscal 2001, 2000 and 1999 are presented below.

	2001	2000	1999
Net income:			
As reported	$1,425,238	$526,717	$2,978,319
Pro forma	1,212,817	248,235	2,807,000
Basic earnings per share:			
As reported	.31	.12	.67
Pro forma	.27	.06	.63
Diluted earnings per share:			
As reported	.31	.11	.67
Pro forma	.27	.05	.63

In the pro forma calculations, the weighted average fair value of options granted during 2001, 2000 and 1999 was estimated at $4.18, $3.55, and $3.18 per share, respectively. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999: risk-free interest rates of 5% for all years; dividend yield of 0.0% for all years; expected lives of four to five years; and expected volatility of 50% for all years, based on the historical weekly trading ranges of the Company's stock since its initial public offering in January 1994.

In fiscal 2001 and 2000, the Company received notes from various employees to facilitate the exercise of employee stock options. The notes receivable with recourse bear interest at 8.5% interest payable annually. All notes receivable outstanding at September 30, 2001, are due to be repaid in 2002. The outstanding balances of $280,757 and $196,679 at September 30, 2001 and 2000, respectively, are presented as a reduction of stockholders' equity.

11. related-party transactions

The Company has an agreement with Bradford Ventures, Ltd., an affiliate of the two largest stockholders of the Company, under which Bradford Ventures, Ltd. provides various financial and management consulting services until January 2004, when the agreement will be automatically renewed unless terminated by either party. The agreement calls for an annual fee of $210,000 with annual increases of 5% plus reimbursement of reasonable out-of-pocket expenses. The Company believes the terms of its consulting agreement are comparable to those available from unaffiliated third parties for similar services. Consulting expense was $275,841, $357,353, and $251,161 for fiscal 2001, 2000, and 1999, respectively.

12. supplemental cash flow information

The following is provided as supplemental information to the consolidated statements of cash flows:

	2001	2000	1999
Interest paid	$1,005,357	$ 965,823	$1,125,346
Income taxes paid, net of refunds	$ 256,161	$1,324,596	$1,178,782

13. major customer and segment information

Two significant customers, which are Fortune 500 companies, accounted for the following percentages of total sales:

	2001	2000	1999
Customer A – related to the Contract Manufacturing sector	30%	20%	10%
Customer B – primarily concentrated in the Paint Sundries sector	16	12	10

The Company operates in a single industry since it manufactures and distributes custom paper-based and woven products, and provides contract manufacturing, specialty printing, and related services on these types of products. The Company does, however, separate its operations and prepare information for management use by the market sectors aligned with the Company's products and services. Such market sector information is summarized below. The Contract Manufacturing sector provides services to large national consumer products companies while the remaining sectors manufacture and distribute products ranging from paper goods to paint sundries. Accounts receivable, goodwill and certain other assets historically have not been assigned to

notes to consolidated financial statements cont.

specific sectors and, therefore, are included in the intersector column below. In June 1999, the Company sold its equipment and inventory related to its AFH products and services, and has ceased selling into this market sector.

	Contract Manufacturing	Business Imaging	Paint Sundries	Intersector	Consolidated
fiscal 2001					
Net sales	$40,756,337	$20,799,093	$20,571,314	$ –	$82,126,744
Gross profit	6,545,221	1,641,415	2,198,255		10,384,891
Operating income (loss)	5,027,165	107,511	(62,297)	(1,917,282)	3,155,097
Assets:					
Inventories	867,410	3,374,511	4,821,505		9,063,426
Property, plant and equipment – net	9,222,346	5,655,760	1,802,220	2,523,573	19,203,899
Accounts receivable and other (including goodwill)				30,677,141	30,677,141
Total assets	$10,089,756	$ 9,030,271	$ 6,623,725	$33,200,714	$58,944,466

	Contract Manufacturing	Business Imaging	Paint Sundries	Intersector	Consolidated
fiscal 2000					
Net sales	$34,242,390	$25,899,580	$18,810,298	$ –	$78,952,268
Gross profit	7,136,712	2,923,252	850,866		10,910,830
Operating income (loss)	5,795,483	1,229,916	(2,237,357)	(2,829,211)	1,958,831
Assets:					
Inventories	884,335	3,764,341	3,263,806		7,912,482
Property, plant and equipment – net	9,917,431	6,526,344	827,470	2,911,593	20,182,838
Accounts receivable and other (including goodwill)				34,037,828	34,037,828
Total assets	$10,801,766	$10,290,685	$ 4,091,276	$36,949,421	$62,133,148

	Away From Home	Contract Manufacturing	Business Imaging	Paint Sundries	Intersector	Consolidated
fiscal 1999						
Net sales	$4,422,160	$25,987,095	$24,965,919	$20,955,389	$ –	$76,330,563
Gross profit	431,603	6,393,221	3,499,667	2,781,787		13,106,278
Operating income (loss)	429,979	5,636,946	1,272,918	195,474	(1,708,641)	5,826,676
Assets:						
Inventories		1,013,403	3,781,685	3,453,788		8,248,876
Property, plant and equipment – net		7,167,498	7,076,601	644,440	1,748,217	16,636,756
Accounts receivable and other (including goodwill)					34,195,157	34,195,157
Total assets	$ –	$ 8,180,901	$10,858,286	$ 4,098,228	$35,943,374	$59,080,789

In fiscal 2000, the Company announced its intent and began to consolidate the Paint Sundries operations in Manning, South Carolina, and accrued at September 30, 2000, the estimated asset write-downs and other costs of approximately $831,000 to close its St. Louis facility as part of that consolidation. In fiscal 2001, the consolidation was completed, the estimated liabilities were paid substantially as accrued, and there is no remaining liability at September 30, 2001.

TUFCO TECHNOLOGIES, INC.
4800 SIMONTON ROAD
DALLAS, TEXAS 75244